August 1, 2017

Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Immune Pharmaceuticals Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed July 28, 2017
File No. 333-219094

Dear Ms. Yale:

This letter sets forth the responses of Immune Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2017 concerning the Company’s Registration Statement on Form S-1 (collectively, the “Filing”).

1. We note that the opinion of your counsel filed as Exhibit 5.1 states in paragraph 1 that the “Shares will be validly issued, fully paid and non-assessable.” However, based on your disclosure on your prospectus cover page and on page 42, it appears that these shares are currently outstanding. Accordingly, please file a revised legality opinion stating that these securities “are” legally issued, fully paid and non-assessable. For guidance, please see Section II.B.2.h of Staff Legal Bulletin No. 19.

Response:

We have revised the Filing to address the Staff’s comment.

Sincerely,

\s\ Elliot Maza
Elliot Maza

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